SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of: January 2005

                         Commission File Number 0-18939


                             BERKLEY RESOURCES INC.
                               (Registrant's name)

                         455 Granville Street, Suite 400
                   Vancouver, British Columbia, Canada V6C 1T1
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                        Form 20-F   [X]      Form 40-F    [ ]


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                        Yes   [ ]            No    [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

     On January 6, 2005, Berkley Resources, Inc. issued the press release attached as Exhibit 99 reporting the progress on the Brazeau Area, Alberta and Senex Area, Alberta projects.

         Exhibit No.               Description
         -----------               -----------

              99 Press Release dated January 6, 2005 titled "Press Release" regarding the Brazeau Area, Alberta and Senex Area, Alberta projects.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                        BERKLEY RESOURCES INC.
                                                        (Registrant)




Date:   January 6, 2005                                 /s/ David Wolfin
        ---------------                                 ------------------------
                                                        David Wolfin, VP Finance

                                  Exhibit Index


         Exhibit No.               Description
         -----------               -----------
              99                   Press  Release  dated  January 6, 2005 titled
                                   "Press Release" regarding  the  Brazeau Area,
                                   Alberta and Senex Area, Alberta projects.